December 31, 2009

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IA Global, Inc. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Spirgel:

Reference is made to the Staff’s comment letters dated November 23, 2009 (the “November 23 Letter”) and December 17, 2009 (the “December 17 Letter” and together with the November 23 Letter, the “Staff’s Letters”) to IA Global, Inc. (the “registrant”). The registrant hereby submits the following revised responses to the comments contained in the Staff’s Letters with respect to the registrant’s (i) annual report on Form 10-K for the fiscal year ended March 31, 2009 (the “annual report”) and (ii) quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “quarterly report”).

For convenience of reference, each comment contained in the Staff’s Letters is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letters, and is followed by the corresponding response of the registrant.

We have provided to each of you, Ms. Kessman and Mr. Suchiro a courtesy copy of this letter. These comments have been made in response to the Staff’s comments.

SEC comments

Form 10-K for Fiscal Year Ended March 31, 2009

Note 11- Note 11 Note Payable/ Long Term Debt- page F-31

-	From the November 23, 2009 – SEC Comment Letter:

We note that per Page F-31 that Global Hotline management gave your 600 stock certificates of Global Hotline to H Capital Inc. in early March 2009. In addition, on February 25, 2009, Global Hotline and subsidiaries pledged all accounts receivable to H Capital and provided H Capital with all bank books and corporate seals, which allows H Capital to control all cash. Further you pledged your ownership in Global Hotline as collateral for the loans with H Capital. As such, tell us why you believe you can consolidate Global Hotline as of March 31, 2009. Refer to your accounting basis in literature.

-	From the December 17, 2009 – SEC Comment Letter:

We note your response to our prior comment #1. However, we are still unclear how you are able to consolidate Global Hotline. Please address in detail how you considered ASC 810.

We’ve discussed the Staff’s Letters with Ms. Kessman and are providing the additional details below.

Timeline

To better understand the transaction, we are providing the following timeline.

a.

On February 25, 2009, Global Hotline (“GHI”) obtained a working capital loan in the amount of 150,000,000 Yen, or approximately $1,546,000 at then-current exchange rates, from H Capital Inc. (“H Capital”). The loan required a balloon payment on February 27, 2009. This loan was expected to be rolled over into a longer term loan.

b.

Also on February 25, 2009, GHI and its subsidiaries pledged their accounts receivable to H Capital and provided H Capital with their bank books and corporate seals, thereby allowing H Capital to manage GHI’s cash pursuant to an asset-based lending arrangement set forth in an outsourcing agreement (discussed in more detail below in j below.

c.

On February 27, 2009, GHI obtained a working capital loan in the amount of 100,000,000 Yen, or approximately $1,031,000 at then-current exchange rates, from H Capital. The loan required a balloon payment on March 16, 2009. This loan was expected to be rolled over into a longer term loan.

d.

On March 11, 2009, GHI management provided H Capital, with what were then purported to be the registrant’s GHI stock certificates to H Capital. The stock certificates provided to H Capital were not actually the registrant’s certificates.

e.

On approximately April 1, 2009, but effective February 25, 2009, the registrant signed a Contract of Security of Transferred Shares (“Transfer Agreement”). In this Transfer Agreement, the registrant pledged its ownership in GHI as collateral for the loans borrowed by GHI from H Capital. In the event of a default, or a threatened default, H Capital agreed to notify the registrant, and give the registrant 30 days to cure the default. The registrant did not guarantee the H Capital loans.

f.

On April 24, 2009, GHI borrowed 90,000,000 Yen, or approximately $929,000 at then-current exchange rates, from Kyo Nagae, Chief Financial Officer of GHI, which was funded by H Capital. The loan required a balloon payment on May 15, 2009.

g.	On May 26, 2009, the registrant and GHI received notices from H Capital demanding repayment of its loans.
h.	On May 27, 2009, GHI and SG Telecom did not repay the loans as requested by H Capital.
i.

On June 2, 2009, H Capital submitted documents claiming ownership of the registrant’s 600 shares of GHI stock. The Company denied all claims for various reasons, including validity of the loan and the collateral claimed by the unlicensed Japanese lender. Furthermore the Transfer Agreement required a 30-day cure period which was not extended to the Company.

j.

From February 25, 2009 until early July 2009, GHI had an outsourcing arrangement with H Capital. This agreement allowed H Capital to manage GHI’s cash under an asset-based lending arrangement and assist with closing of the financial records. However, H Capital was not involved in the operation of GHI’s business, including personnel decisions, compensation matters, contract negotiations, etc. Beginning in July 2009 and after the expiration of the 30-day notice period included in the Transfer Agreement, H Capital began to exert additional influence over GHI’s day-to-day operations with some presence on site. As of late October 2009, H Capital was extensively involved in operating GHI’s business, including involvement in decisions regarding personnel and contracts.

k.

Although the registrant has engaged Japanese corporate counsel and is challenging the validity of the loans and H Capital’s claims with respect to the registrant’s ownership of GHI, the H Capital involvement in GHI resulted in the registrant losing control over the day-to-day management and operations of GHI. In addition, we no longer have access to the financial records of GHI that are necessary to periodically report our financial position and results of operations as a consolidated subsidiary of the registrant.

For the reasons described above, on December 8, 2009 and after extensive research by Japanese counsel, the registrant deconsolidated the operations of GHI, effective as of July 1, 2009. As a result, the registrant intends to account for GHI as a discontinued operation for periods ending after July 1, 2009.

Discussion of Accounting Literature (ASC 810)

The Company has reviewed ASC 810 in detail. The Company believes that control of GHI was in their possession through December 8, 2009.

The Registrant understands the concerns expressed by the SEC in their November 23, 2009 letter, and attempted to explain their consolidation of GHI with a focus on FASB No. 5 “Accounting for Contingencies”. The Registrant still believes that their discussion in response to the November 23, 2009 letter has merit and validity for the situation that the Registrant is in, and is not aware of accounting literature that would preclude the accounting treatment of GHI as has been presented in the Registrant’s Form 10-K for the Fiscal Year Ended March 31, 2009 and Form 10-Q for the three months ended June 30, 2009. With regards to the SEC letter from December 17, 2009, where the Commission wishes that the Registrant address this matter in consideration of the accounting literature in ASC 810. The Registrant has reviewed ASC 810 and believes that ASC 810-10-25, “Recognition” (“ASC 810-10-25”) provides the guidance for the situation inquired upon by the SEC. The Registrant acknowledges that ASC 810-10-25 discusses many issues with regards to the appropriateness of consolidating a subsidiary. The Registrant believes that the issues regarding the appropriateness of consolidation of minority interest, as disclosed in ASC 810-10-25, coincide with the Registrant decision to consolidate GHI for the period inquired of. The Registrant has reviewed the “protective rights” and the “substantive participating rights” of H Capital, as if they were a minority interest. With regards to protective rights (ASC 810-10-25-10) the rights listed for a minority shareholders are of a nature that would not preclude the consolidation of the investor (the subsidiary GHI for the Registrant’s purposes). With regards to substantive participating rights, the factors as written would preclude the consolidation of GHI. The Registrant has reviewed the participating right factors as noted, in addition to noting that the factors are all inclusive, and has determined that these rights were not achieved by H Capital for the year ended March 31, 2009 through December 8, 2009. In ASC 810-10-25-12 it is noted, “However, minority rights that appear to be participating rights but that by themselves are not substantive (see paragraphs 810-10-25-13 and 810-10-55-1) would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee.” The Registrant notes and emphasized the words “not substantive”. Through December 8, 2009 H Capital’s rights did not rise to the level of substantive in the assessment of management.

The Registrant acknowledged that control (possession) of the bank books and corporate seals were with H Capital, in addition to the ownership in GHI held as collateral by GHI (disputed with H Capital and discussed with Japanese counsel). At no time did this situation become “substantive” whereby the operations of GHI became hindered and all decision matters (matters of a participatory nature as noted in ASC 810-10-25) required H Capital approval. The Registrant does acknowledge that the situation was not ideal for the efficient management of GHI; however efficiency is not a consideration in participatory rights.

On December 8, 2009 and after extensive research by Japanese counsel, the Registrant’s board of director and management concluded that participating rights of H Capital has reached the level where control of GHI was not possible. The registrant has never relinquished our 100% ownership of GHI and continues to pursue this claim in Tokyo Civil Court.

Review of Accounting Practices Related to Global Hotline

The registrant, its counsel and accountants have reviewed the registrant’s accounting practices as they relate to the operations of GHI as of March 31, 2009 and June 30, 2009 and through December 8, 2009.

Following that review, we note the following:

a.

We consolidated GHI during such periods because we owned the business. A default claim was not submitted by H Capital until June 2, 2009 (dated May 27, 2009). There was a 30-day cure period under the collateral agreement. We continued to operate the business until late October 2009 and have pursued (and continue to pursue) all available legal remedies to conclusively establish our ownership and control of GHI and invalidate the H Capital’s loans and actions.

b.	The stock certificates provided were purported to be – but were not actually – our certificates.

c.	H Capital handled some administrative functions of GHI under an outsourcing agreement, including financial reporting and treasury management.

d.	The registrant pledged its ownership in GHI as collateral for the loans borrowed by GHI from H Capital.

e.

The ASC 810 deconsolidation rules were achieved on December 8, 2009. For the reasons described above and after extensive research by Japanese legal counsel, the registrant deconsolidated the operations of GHI, effective as of July 1, 2009. As a result, the registrant intends to account for GHI as a discontinued operation for periods ending after July 1, 2009.

The registrant filed a registration statement on Form S-1 on December 9, 2009, which included the registrant’s March 31, 2009 financial statements. For these financial statements, we added footnote 20 – “Unaudited Pro-Forma – Loss of Ownership in Subsidiary”. This footnote will provide pro forma disclosure of the registrant’s financial position as of March 31, 2009 assuming the registrant was unsuccessful in regaining control of GHI (though the presentation of an unaudited pro forma balance sheet as of that date, and the results of operations for the years ended March 31, 2009 and 2008, both will present GHI as a discontinued operation).

We are in the process of filing our quarterly report on Form 10-Q for the quarterly period ended September 30, 2009. Although the registrant has engaged Japanese corporate counsel and is challenging the validity of the loans and H Capital’s claims with respect to the registrant’s ownership of GHI, the H Capital involvement in GHI resulted in the registrant losing control over the day-to-day management and operations of GHI. In addition, we no longer have access to the financial records of GHI that are necessary to periodically report our financial position and results of operations as a consolidated subsidiary of the registrant.

For the reasons described above, on December 8, 2009 and after extensive research by Japanese legal counsel, the registrant deconsolidated the operations of GHI, effective as of July 1, 2009. As a result, the registrant intends to account for GHI as a discontinued operation for periods ending after July 1, 2009.

Conclusion

Based on the above, the registrant, its counsel and accountants believe we have correctly consolidated GHI as of March 31, 2009 and June 30, 2009 and through December 8, 2009.

In addition, the registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has any further comments concerning the matters contained in this letter, we request, if practicable, that such comments be addressed telephonically to the undersigned at 727-366-9134.

Sincerely,

/s/ Mark Scott

Mark Scott,

Chief Financial Officer

cc:	Ms. Kessman — Securities and Exchange Commission Mr. Suchiro — Securities and Exchange Commission